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                                         |FOUNDED 1866


                                  March 2, 2007

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Sara D. Kalin


            Re:   CWHEQ, Inc.
                  Registration Statement on Form S-3
                  Amendment No. 1
                  Filed March 2, 2007
                  File No. 333-139891
                  ----------------------------------
Dear Ms. Kalin:

      On behalf of CWHEQ, Inc. (the "Company"), we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3, Registration No. 333-139891. No changes were made to the base prospectus filed on January 10, 2007 as part of the Registration Statement on Form S-3, but we have modified the forms of prospectus supplement as described below in response to the Staff's comments contained in your letter of February 6, 2007. For your convenience, each paragraph is numbered to correspond with the comment to which it responds.

COMMENT:

      Repurchase, Substitution, Purchase or Removal of Mortgage Loans, page S-13
      --------------------------------------------------------------------------

      1. We note that your third and fourth prospectus supplements indicate that the residual certificate holder or master servicer will be permitted to remove mortgage loans from the mortgage pool and release them from the lien of the indenture in aggregate principal amount not to exceed the outstanding net draws on such date. Please provide us with an analysis of why these additional repurchases are consistent with the definition of an asset-backed security.

RESPONSE:

      The Company believes that these additional removals are consistent with the definition of an asset-backed security. First, the current definition of asset-backed security permits revolving financial assets to be included in an asset pool. The home equity lines of credit ("HELOCs") that


      Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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are included in the issuing entity permit the related borrowers to repay and draw on the HELOCs an unlimited number of times during the draw period (generally, a five year period). This feature is indicative of a revolving financial asset. The Staff also appears to view HELOCs as revolving financial assets as indicated in Release Nos. 33-8518; 34-50905 (the "Regulation AB Release").(1) Consequently, the Company believes that the HELOCs are revolving financial assets that are permissible under the definition of "asset-backed security".

      Second, the definition of an asset-backed security contemplates the removal of assets from an issuing entity in connection with a revolving period.
Item 1101(c)(3)(iii) of Regulation AB permits a revolving period for an unlimited amount of time so long as the securities are backed by financial assets that arise under revolving accounts. As noted above, the Company categorizes the HELOCs as revolving financial assets, so the unlimited revolving period identified in Item 1101(c)(3)(iii) would apply. As commonly understood, a revolving period involves not only an addition of assets, but also a removal of assets, as indicated by certain disclosure items in Regulation AB. For example,
Item 1111(g)(6) requires disclosure of "When and how new pool assets may be acquired during the prefunding or revolving period and if, when and how pool assets can be removed or substituted." Regulation AB also contemplates a prefunding period, which is commonly understood to only involve acquisitions of additional pool assets by the issuing entity. To distinguish between a revolving period and a prefunding period in the case of revolving financial assets, the Company believes that it is reasonable to interpret a revolving period to be a period during which revolving financial assets can be added to or removed from the transaction.

      Third, the issuing entity's activities are limited to passively holding the HELOCs. The issuing entity does not make the decision to remove any HELOC. HELOCs will only be removed if requested by the holder of the R-[1] Certificates, and the removal of any HELOC is subject to several conditions. Attached as Exhibit A to this letter is a copy of the disclosure in the forms of prospectus supplement which describes several conditions that limit removals of HELOCs. The conditions to removal require random selection of the HELOCs to be removed and require that the removal of the HELOCs will not result in the reduction or withdrawal of the ratings assigned to the publicly offered securities. The pool of HELOCs is simply being reduced to ensure that the publicly offered securities are not supported by a pool of HELOCs that is larger than originally intended at issuance as further described below. The Company believes the account removal requirements for its HELOC trusts satisfy the conditions to the definition of "asset-backed security" set forth in Section III.A.2.c. of the Regulation AB Release.

      Fourth, by permitting revolving financial assets to be securitized, the removal of revolving financial assets is inherently contemplated by the definition of an asset-backed security. The very nature of a revolving financial asset such as a HELOC necessitates a need for a removal of assets at some point in a transaction's lifespan. At the time the HELOCs are transferred to the issuing entity, many of the HELOCs are not fully utilized. This means that a


----------
(1) In Section III.A.f.iii. of the Regulation AB Release, the Staff indicated the following: "receivables or other financial assets that by their nature revolve (e.g., credit cards, dealer floorplan financings or home equity lines of credit)".

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borrower can make an additional draw under the HELOC and increase the outstanding principal balance of the HELOC. As borrowers draw upon the HELOC and create additional balances, those additional balances are purchased by the issuing entity, as described under "Funding of Additional Balances" on page S-4 of the third and fourth prospectus supplements, which indicates that:

            During each collection period before the end of the managed amortization period, principal collections on the mortgage loans will be applied to purchase additional balances for the issuing entity. If principal collections are insufficient to purchase additional balances during a collection period, the net draws will be advanced by the sponsor and thereafter purchased by the issuing entity with funds advanced by the holder of the Class R-[1] Certificates. Net draws will be repaid to the Class R-[1] Certificates from principal collections on the mortgage loans on future payment dates and will be entitled to an allocation of interest collections as described in this summary under "Priority of Payments; Payments of Principal."

      In the Company's transactions, a fixed principal amount of Notes is issued on the closing date of the transaction. As noted in the prospectus supplement excerpt above, the purchases of additional balances are generally funded by principal collections so that the principal balance of the HELOCs collateralizing the Notes remains at a level equal to or greater than the principal balance of the Notes. However, if principal collections are insufficient, the issuing entity may continue to purchase additional balances using funds advanced by the Class R-[1] Certificateholder (these advanced funds are referred to as "net draws"). If additional balances are being added to the issuing entity using net draws, the aggregate balance of all HELOCs in the issuing entity will begin to increase while the principal balance of the Notes will remain fixed. The result is overcollateralization. Many transactions have overcollateralization requirements, but to the extent that the aggregate principal balance of the HELOCs (including the additional balances purchased by the issuing entity) exceeds any required overcollateralization, a situation exists where assets must be removed to prevent the Notes from becoming more overcollateralized than what was intended. In this situation, the holder of the Class R-[1] Certificates (who has provided the net draws) is permitted to remove HELOCs in the manner described in Exhibit A to this letter.

      The Company does not believe that it is intended that the balance of the asset pool should continue to grow while the outstanding principal balance of the Notes declines, such that the Notes are provided with more collateral than what was provided (or promised) at the outset of the transaction. The Company believes that if this was the case, the only revolving financial assets that could be securitized would be revolving assets that were fully drawn on the closing date. Several Form S-3 registration statements related to other lines of credit that are not fully drawn (e.g., credit cards and dealer floorplan financings) also describe removals of pool assets under circumstances that are very similar to those described in the Company's registration statement. For these reasons and the reasons stated above, the Company believes that the

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definition of asset-backed security encompasses securities issued in connection with securitizations of revolving financial assets where a corollary revolving period is contemplated.

COMMENT:

      The Loans, page 20
      ------------------

      2. We note that you may include in an asset pool loans with adjustable interest rates, balloon loans and other types of non-traditional financing options and that your current risk factor disclosure indicates that there may be risks related to declining property values. Please tell us what consideration you have given to updating your risk factors section based on the current state of the housing market, including the increase in payment defaults and foreclosures.

RESPONSE:

      The Company's affiliate, Countrywide Home Loans, Inc. ("Countrywide"), regularly monitors developments in the United States residential housing market in connection with its mortgage lending operations. Countrywide uses that information to formulate its underwriting standards and to develop mortgage products. Countrywide provides representatives of the Company with information regarding the housing market, and that information is used by the Company in formulating disclosure for the prospectus supplements.

      In response to your comment, the Company reviewed the risk factors that are currently contained in its prospectuses. The Company's prospectuses contain risk factors that identify specific risks raised by particular product types, including risk factors relating to loans with interest-only periods, loans with balloon payments, negative amortization loans, credit-blemished loans and loans secured by junior liens.(2) In addition, the Company indicated in the base prospectus under "Risk Factors-Nature of Mortgages-Declines in Property Values May Adversely Affect You" that declines in property values may increase the risk of loss.(3) The Company also provides static pool information so that investors can monitor the historical delinquencies and losses in the Company's prior securitizations.

      Although the Company believes that its prospectuses identify the material risks to investors, in light of the Staff's comment, the Company has decided to include the disclosure that is attached as Exhibit D to this letter, and this disclosure has been included in the forms of prospectus supplement included in Pre-Effective Amendment No. 1 to the Registration Statement. The Company will continue to closely monitor the market and its products and update its risk factor disclosure as appropriate.


----------
(2) Exhibit B attached to this letter contains the text of the risk factors referred to in this sentence.

(3) Exhibit C attached to this letter contains the text of this risk factor.

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COMMENT:

      Representations by Seller's; Repurchases, page 28
      -------------------------------------------------

      3. We note from the fifth bullet point in this section that you may include delinquent loans in an asset pool. Accordingly please revise your prospectus supplements to provide the form of delinquency table you would provide, if applicable. Refer to Item 1100(b) of Regulation AB.

RESPONSE:

      In response to your comments, we have modified the prospectus supplements to include the following disclosure and table:

      The table below identifies the number, amount and percentage of mortgage loans that were 30 days or more delinquent in payment of principal and interest as of the [initial] cut-off date.

                                                       Aggregate Principal        Percent of Loan Pool
    Delinquency (Days)      No. of Mortgage Loans   Balance of Mortgage Loans       Principal Balance
    ------------------      ---------------------   -------------------------       -----------------

         30 - 59

         60 - 89

    [additional 30 day
increments, as applicable]


                                    * * * * *

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      Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                       Sincerely,


                                       /s/ Edward J. Fine
                                       ------------------
                                           Edward J. Fine

                                    EXHIBIT A

                           PROVISIONS LIMITING REMOVAL

Optional Transfers of Mortgage Loans

      To permit the holder of the Class R-[1] Certificates to reduce the Net Draws any time that any amount of Net Draws is outstanding, the holder of the Class R-[1] Certificates may, but is not obligated to, remove on any payment date (the "Transfer Date") certain mortgage loans from the issuing entity without notice to the holders of the Notes. The holder of the Class R-[1] Certificates is permitted to designate the mortgage loans to be removed. Mortgage loans so designated will only be removed upon satisfaction of the following conditions:

      o     no Rapid Amortization Event has occurred;

      o the removal will not decrease the then current Transferor Interest below the Overcollateralization Target Amount;

      o the transfer of any mortgage loans on any Transfer Date during the Managed Amortization Period will not, in the reasonable belief of the holder of the Class R-[1] Certificates, cause a Rapid Amortization Event or an event that with notice or lapse of time or both would cause a Rapid Amortization Event to occur;

      o the holder of the Class R-[1] Certificates delivers to the indenture trustee a mortgage loan schedule containing a list of all mortgage loans remaining in the loan pool after the removal and the master servicer shall have marked the electronic ledger to show that the transferred mortgage loans are no longer owned by the issuing entity;

      o the holder of the Class R-[1] Certificates represents and warrants that the mortgage loans to be removed from the trust fund were selected randomly;

      o in connection with each retransfer of mortgage loans, the Rating Agencies shall have been notified of the proposed transfer and before the Transfer Date each Rating Agency has notified the holders of the certificates and the indenture trustee in writing that the transfer would not result in a reduction or withdrawal of the ratings assigned to the Notes;

      o the holder of the Class R-[1] Certificates shall have delivered to the owner trustee, and the indenture trustee an officer's certificate confirming the six conditions preceding this one; and

      o on or after the step-down date, the holder of the Class R-[1] Certificates shall have paid the purchase price of any transferred mortgage loan allocated to the Transferor Interest for the benefit of the Class C Certificates subject to the terms of the Indenture.

                                    EXHIBIT B

                                  RISK FACTORS


Interest-Only Periods(4)

Your Yield Will Be Affected
by the Interest-Only
Feature of Some of the            Approximately [        ]%, [        ]% and
Mortgage Loans ...........        [        ]% of the mortgage loans in the
                                  statistical calculation pool in respect of loan group [1], loan group [2] and loan group
                                  [3], respectively, in each case by principal balance of the mortgage loans in the statistical calculation pool in respect of the related loan group require, and any subsequent mortgage loans may require, monthly payments of only accrued interest for the first [2, 3 or 5] years after origination. During the interest only period, the borrower is not required to pay any principal on the borrower's loan, and therefore, less principal will be available for distribution to noteholders than would be the case if the mortgage loans amortized as of their first payment dates. In addition, assuming that borrowers of interest only mortgage loans make only their required monthly payments, at the end of the interest only period, interest only mortgage loans will have larger outstanding principal balances than mortgage loans with the same mortgage rate and original principal balance that amortize as of their first payment date. Accordingly, interest only mortgage loans may have a higher risk of default after the interest only period due to the increased monthly payment necessary to amortize fully the mortgage loan over its remaining term to maturity.

                                  Investors should consider the fact that during its interest only period, the monthly payment on an interest only loan with the same mortgage rate and monthly payment as a mortgage loan that is fully amortizing as of its first payment date would support a higher principal balance than that of the fully amortizing mortgage loan. Accordingly, during the interest only period, interest only mortgage loans may be less likely to prepay since the perceived benefits from refinancing may be less than if the mortgage loans were fully amortizing. As the interest only period approaches its end, however, these mortgage loans may be more likely to be refinanced in order to avoid higher monthly payments necessary to amortize fully the mortgage loans.

                                  Interest only mortgage loans also may involve a greater degree of risk because if the related mortgagor defaults its outstanding principal balance will be higher than for an amortizing mortgage loan.


----------
(4) This risk factor is included in the first and second forms of prospectus supplement included in the Company's registration statement. The HELOCs addressed in the third and fourth forms of prospectus supplement do not have interest-only periods.

Balloon Payments(5)

Losses on Balloon Payment
Mortgages Are Borne by You....    Some of the mortgage loans held in the trust
                                  fund may not be fully amortizing over their terms to maturity and, thus, will require substantial principal payments (that is, balloon payments) at their stated maturity.
                                  Loans with balloon payments involve a greater degree of risk than fully amortizing loans because typically the borrower must be able to refinance the loan or sell the property to make the balloon payment at maturity. The ability of a borrower to do this will depend on factors such as mortgage rates at the time of sale or refinancing, the borrower's equity in the property, the relative strength of the local housing market, the financial condition of the borrower, and tax laws. Losses on these loans that are not otherwise covered by a credit enhancement will be borne by the holders of one or more classes of securities.

Negative Amortization Loans(6)

Certain of the underlying senior
mortgages may be subject to
negative amortization.........    Approximately [ ]% of the mortgage loans in
                                  each case by loan pool balance as of the statistical calculation date will have underlying senior mortgages that are negative amortization loans. The interest rates on negative amortization loans typically adjust monthly but their monthly payments and amortization schedules adjust annually and, under most circumstances, are subject to periodic caps on payment adjustments. The initial interest rates on this type of senior mortgage loan are generally lower than the sum of the indices applicable at origination and the related margins. During a period of rising interest rates, as well as before the annual adjustment to the monthly payment made by the borrower, the amount of interest accruing on the principal balance of these senior mortgage loans may exceed the amount of the scheduled monthly payment. As a result, a portion of the accrued interest on the senior mortgage loans that are negatively amortizing loans may become deferred


----------
(5) This risk factor is included in the base prospectus.

(6) This risk factor is included in the third and fourth forms of prospectus supplements included in the Company's registration statement. The HELOCs are not negative amortization loans, but the senior mortgage loan may be a negative amortization loans. This risk factor is not included in the first and second forms of prospectus supplements included in the Company's registration statement as the credit-blemished mortgage loans are not negative amortization loans.

                                  interest that will be added to the principal balance of the senior mortgage loans and will also bear interest at the applicable interest rates.

                                  In addition, the amount by which a monthly payment may be adjusted on an annual payment adjustment date is limited and may not be sufficient to amortize fully the unpaid principal balance of a senior mortgage loan over its remaining term to maturity. In certain circumstances, the monthly payment due on a senior mortgage loan that is a negative amortization loan will be recast without regard to the periodic cap. These features may affect the rate at which principal on these senior mortgage loans is paid and may create a greater risk of default on these loans, which will constitute a default on the related home equity loan if the borrowers of these loans are unable to pay the monthly payments on the related increased principal balances. In addition, the severity of loss on this type of loan if the borrower defaults may be greater because of the increased principal balance of the senior mortgage loan due to deferred interest.

                                  These borrowers have two adjustable-rate loans whose interest payments may increase and, in the case of the senior lien, whose principal payments may also increase, which may create a greater risk of default on these loans if the borrowers of these loans are unable to pay the increased monthly payments.

Credit-Blemished Loans(7)

The Notes are Backed by Mortgage
Loans that Will Experience
Higher Rates of Delinquency and
Loss than Mortgage Loans
Underwritten to More Traditional
Standards ....................    [Countrywide Home Loans Inc.]'s credit
                                  blemished mortgage loan underwriting standards are more flexible than the standards generally used by banks for borrowers with non-blemished credit histories with regard to the borrower's credit standing and repayment ability.
                                  Borrowers who qualify generally have impaired credit histories, which may include a record of major derogatory credit items such as outstanding judgments or prior bankruptcies.
                                  [On a case by case basis, [Countrywide Home
                                  Loans, Inc.] may determine that, based upon compensating factors, a prospective borrower not strictly qualifying under its applicable underwriting risk


----------
(7) This risk factor is included in the first and second forms of prospectus supplement included in the Company's registration statement. The HELOCs addressed in the third and fourth forms of prospectus supplement are not credit-blemished mortgage loans.

                                  category guidelines warrants an underwriting exception. It is expected that a significant number of the mortgage loans will have been originated based on underwriting exceptions of these types.] As a result of [Countrywide Home Loans Inc.]'s underwriting standards, [including the origination of mortgage loans based on underwriting exceptions,] the mortgage loans in the mortgage pool are likely to experience rates of delinquency, foreclosure and bankruptcy that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner.


Loans Secured by Junior Liens(8)

Junior lien priority could
result in payment delay or loss
on the notes...................   The mortgage loans are secured by mortgages
                                  that are second mortgages. Mortgage loans secured by second mortgages are entitled to proceeds that remain from the sale of the related mortgaged property after any related senior mortgage loan and prior statutory liens have been satisfied. If the remaining proceeds are insufficient to satisfy the mortgage loans secured by second mortgages and prior liens in the aggregate you will bear

                                  o the risk of delay in payments while any deficiency judgment against the borrower is sought and

                                  o     the risk of loss if the deficiency
                                        judgment cannot be obtained or is not \
                                        realized on.

                                  See "Certain Legal Aspects of the Loans" in the prospectus.


----------
(8) This risk factor is included in the third and fourth forms of prospectus supplements included in the Company's registration statement as the HELOCs are secured by junior liens.

                                    EXHIBIT C


Declines in Property Values May
Adversely Affect You...........   The value of the properties underlying the
                                  loans held in the trust fund may decline over time. Among the factors that could adversely affect the value of the properties are:

                                  o     an overall decline in the residential
                                        real estate market in the areas in
                                        which they are located,

                                  o     a decline in their general condition
                                        from the failure of borrowers to
                                        maintain their property adequately,
                                        and

                                  o     natural disasters that are not covered
                                        by insurance, such as earthquakes
                                        and floods.

                                  In the case of loans secured by subordinate liens, declining property values could diminish or extinguish the value of a junior mortgage before reducing the value of a senior mortgage on the same property.

                                  If property values decline, the actual rates of delinquencies, foreclosures, and losses on all underlying loans could be higher than those currently experienced in the mortgage lending industry in general. These losses, to the extent not otherwise covered by a credit enhancement, will be borne by the holder of one or more classes of securities.

                                    EXHIBIT D

Recent Developments in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Securities

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the performance and market value of your securities. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase, particularly in the subprime sector. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally.

[The following two paragraphs are contained in transactions that contain adjustable rate loans.]

Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that inhibit refinancing. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates.

[The following paragraph is included in transactions that contain credit-blemished mortgage loans.]

In addition, numerous residential mortgage loan originators that originate subprime mortgage loans have recently experienced serious financial difficulties and, in some cases, bankruptcy. These difficulties may affect the market value of your securities.

                                       D-1